Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 25, 2005



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                            Avenida Andres Bello 2687
                                Piso 20, Las Condes
                                     Santiago
                                      Chile
                   (Address of principal executive offices)

                           Form 20-F  X   Form 40-F
                                     ---            ---


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes      No X
                                     ---    ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

At an Ordinary Shareholders Meeting of the Company held on April 19, 2005, it was decided:

1. The payment of a Final Dividend for the 2004 Fiscal Year equal to: (a) Ch$4.80 (four pesos and 80/100) per Series A share, and (b) Ch$5.28 (five pesos and 28/100) per Series B share.

2. The distribution of an Additional Dividend on account of retained earnings equal to: (a) Ch$70 (seventy pesos) per Series A share, and (b) Ch$77 (seventy seven pesos) per Series B share.

3. The appointment of a new Board of Directors.

                                MATERIAL EVENT



CORPORATE NAME           :      EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY      :      00124

TAXPAYER I.D.            :      91.144.000-8

==============================================================================

The following Material Event is reported by virtue of the stipulations in
Article 9 and subparagraph 2 of Article 10 of Law N(degree) 18,045 and the provisions in Section II.1.B.3 of General Rule No. 30 and in Circular N(degree) 660 of the Superintendency of Securities and Insurance:

At the Regular General Shareholders Meeting of Embotelladora Andina S.A., held yesterday, April 19, 2005 (hereinafter the "Meeting"), among other matters, the following was resolved:

1. The distribution of the following amounts as Final Dividend N(degree) 145, on account of the fiscal year ending December 31, 2004: (a) Ch$4.80 (four pesos and eighty cents) per Series A share; and b) Ch$5.28 (five pesos and twenty-eight cents) per Series B share. This dividend will be available to shareholders beginning April 28, 2005. Regarding payment of this dividend, the Shareholders Registry will close on April 22, 2005.

2. The distribution of an additional Dividend N(degree) 146 on account of retained earnings: (a)Ch$70.00 (seventy pesos) per Series A share; and (b)Ch$77.00 (seventy seven pesos) per Series B share. This dividend will be available to shareholders beginning May 19, 2005.
        Regarding payment of this dividend, the Shareholders Registry will close on May 13, 2005.

3. The Meeting elected a new company board of directors in separate voting by each series of shares, as follows :


          Regular                        Alternate
          -------                        ---------

          Juan Claro Gonzalez            Ernesto Bertelsen Repetto

          Albert Cussen Mackenna         Pedro Arturo Vicente Molina

          Jose Antonio Garces Silva      Patricio Parodi Gil
          (junior)

          Glenn Jordan Schoenbohm        Jorge Hurtado Garreton

          Arturo Majlis Albala           Jose Miguel Barros Van Hovell tot
                                         Westerflier

          Gonzalo Said Handal            Manuel Enrique Bezanilla Urrutia

          Salvador Said Somavia          Jose Domingo Eluchans Urenda


         For purposes of Article 50-bis, subparagraph 6 of the Chilean Corporation Law, is it stipulated that Mr. Albert Cussen Mackenna and his alternate, Mr. Pedro Arturo Vicente Molina, were elected by the Chilean Pension Funds and thus, fulfill the definition of "independent" from the Controlling Shareholder of the Company for Chilean legal purposes.



Santiago, April 20, 2005



(signed)

Pedro Pellegrini Ripamonti

Chief Legal Officer

Embotelladora Andina S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                          EMBOTELLADORA ANDINA S.A.

                                          By: /s/ Osvaldo Garay
                                             --------------------------
                                              Osvaldo Garay
                                              Chief Financial Officer


Dated: April 25, 2005